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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

IXI Mobile, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

466026 10 1

(CUSIP Number)

Dr. Zion Hadad, (011)972-3-9428880
Chief Executive Office and Chairman of the Board of Directors
Runcom Technologies Ltd., 11 Moshe Levi Street, Rishon Lezion, Israel 75658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

1	NAMES OF REPORTING PERSONS. Runcom Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,640,213 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 20,640,213 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,640,213 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 7 pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the Common Stock, $.0001 par value (the “Common Stock”), of IXI Mobile, Inc. (the “Issuer”) having its principal executive office at P.O. Box 2543, 17 Hatidhar St., Ra’anana, Israel 43665.

Item 2. Identity and Background.

(a) This statement is filed by Runcom Technologies Ltd. (“Runcom”).  Runcom is also sometimes referred to as the Reporting Person.

(b) – (c) The address of the principal business office of the Reporting Person is 11 Moshe Levi St., Rishon Lezion, 75658, Israel. The principal business of the Reporting Person is to develop components for telecommunications products and telecommunications systems. The Reporting Person is a corporation organized under the laws of Israel.

(d) – (e) During the five years prior to the date hereof, the Reporting Person, nor to the knowledge of the Reporting Persons based solely on regulatory filings made by the persons listed on Schedule A, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On December 24, 2008, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Runcom, pursuant to which the Issuer agreed to sell to Runcom (i) 8,695,652 shares of the Issuer’s Common Stock and (ii) a warrant (the “Warrant”) to purchase 115,942 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”).  The Common Stock was sold to Runcom for $0.115 per share, or an aggregate purchase price of $1.0 million.  The Warrant entitles Runcom to purchase up to 115,942 shares of Series A Preferred Stock at an exercise price of $34.50 per share, or an aggregate purchase price of $4.0 million, at any time during the next twelve months.  On January 8, 2009, the transactions contemplated by the Subscription Agreement were closed. The Reporting Person’s source of the funds under the Subscription Agreement was from working capital of the business.

The Issuer’s Series A Preferred Stock votes as a single class with the Issuer’s Common Stock, but each share of the Series A Preferred Stock counts for 300 votes as compared to a share of Common Stock.  The Series A Preferred Stock is also entitled to dividends and any liquidation proceeds along with the Common Stock in the same ratio of 300-to-one.  The Series A Preferred Stock is not convertible into Common Stock and is not an equity security registered under Section 12 of the Securities Exchange Act of 1934.

Page 3 of 7 pages

Also on December 24, 2008, the Issuer entered into two Share Purchase Agreements (the “Share Purchase Agreements”), (i) by and among the Issuer, Runcom and Southpoint Master Fund, LP (“Southpoint”), and (ii) by and among the Issuer, Runcom and Gemini Israel III LP, Gemini Partners Investors LP, Gemini Israel III Parallel Fund LP, and Gemini Israel III Overflow Fund LP (the four preceding parties are collectively referred to as the “Gemini Funds”).  In connection with the Runcom transactions, the indebtedness that the Issuer owed to Southpoint and the Gemini Funds (approximately $15.2 million in principal and accrued interest) was converted into equity.  Under the Share Purchase Agreements, Runcom agreed to purchase all of the shares of the Issuer’s capital stock and warrants owned by Southpoint and the Gemini Funds (including the equity issued upon conversion of indebtedness), which consisted of 8,887,894 shares of Common Stock, warrants to purchase up to 3,056,667 shares of Common Stock and 441,618 shares or rights to shares of Series A Preferred Stock, in exchange for a cash payment of approximately $341,000 paid to Southpoint and for warrants to purchase 77 ordinary shares of stock of Runcom at an exercise price of $2,066 per share issued to the Gemini Funds.  The transactions under the Share Purchase Agreement with Southpoint closed on December 31, 2008, and the transactions under the Share Purchase Agreement with the Gemini Funds closed on January 8, 2009.  The Reporting Person’s source of the funds under the Share Purchase Agreements was from the working capital of the business.

Item 4. Purpose of Transaction.

The Reporting Person acquired a total of (i) 17,583,546 shares of  Common Stock, (ii) 441,619 shares of Series A Preferred Stock, (iii) warrants to purchase 3,056,667 shares of Common Stock, and (iv) warrants to purchase 115,942 shares of Series A Preferred Stock of the Issuer for the purpose of acquiring control of the Issuer.  The Reporting Person and the Issuer are two companies who operate in similar markets, and the Reporting Person believes that their ownership position in the Issuer will allow the parties to combine complementary technologies.  Runcom and the Issuer intend to jointly develop new services, devices and software clients in addition to large data convergence projects. Furthermore, both parties believe that this transaction will enable them to leverage each others’ existing customer base.

In connection with the Subscription Agreement, the Reporting Person was allowed to designate a majority of the board members of the Reporting Person.  Runcom designated Dr. Zion Hadad, Moshe Levinson, Israel Koffman, Brooria Hadad and Eyal Shani, Adv., who are each executives or controlling shareholders of Runcom, as new members on the Issuer’s Board of Directors.  Mr. Levinson has also been appointed as interim Chief Executive Officer of the Issuer.

Although no plans or proposals are currently in place, Runcom may, in the future, use its controlling voting power to cause the Issuer to be de-registered as a public company or otherwise effect a going-private transaction involving the Issuer. (See Item 5(a) for a further description of the voting power held by Runcom.)

Item 5. Interest in Securities of the Issuer.

(a)
Runcom is the record and beneficial owner of 20,640,213 shares of Common Stock of the Issuer, which consists of 17,583,546 shares of  Common Stock and warrants to purchase 3,056,667 shares of Common Stock, which are immediately exercisable.  These shares represent 55.7% of the Common Stock of the Issuer, which percentage is calculated based upon  37,039,430 shares of Common Stock outstanding, which consists of 25,287,111 shares of Common Stock reported to be outstanding in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 19, 2008, plus the 8,695,652 shares that were issued to Runcom as described in Item 3.  If the 441,619 shares of Series A Preferred Stock held by Runcom is considered, then Runcom has voting power over 90.3% of the Issuer’s voting securities.  If both the 441,619 shares of Series A Preferred Stock and warrants to purchase 115,942 shares of Series A Preferred Stock held by Runcom are considered, then Runcom has voting power over 92.0% of the Issuer’s voting securities.

Page 4 of 7 pages

(b)	Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:

20,640,213 shares of Common Stock

(ii)           shared power to vote or direct the vote:

Not applicable.

(iii)           sole power to dispose or to direct the disposition:

20,640,213 shares of Common Stock

(iv)           shared power to dispose or to direct the disposition:

Not applicable.

(c)           Please refer to description of transaction in Item 3.

(d)	Not applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D or as set forth in or contemplated by the Subscription Agreement and the Share Purchase Agreements which are filed as Exhibits 7.01, 7.02 and 7.03 hereto, and which are incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangement, understandings or relationships among the persons set forth in Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Subscription Agreement by and between the Issuer and Runcom, dated as of December 24, 2008. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 29, 2008).

Exhibit 2 –Share Purchase Agreement by and among the Issuer, Runcom and Southpoint, dated as of December 24, 2008. (Incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on December 29, 2008).

Page 5 of 7 pages

Exhibit 3 –Share Purchase Agreement by and among the Issuer, Runcom and the Gemini entities, dated as of December 24, 2008. (Incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on December 29, 2008).

Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2009

RUNCOM TECHNOLOGIES LTD. By: /s/ Dr. Zion Hadad Dr. Zion Hadad Chief Executive Officer

Page 7 of 7 pages

Schedule A

Directors, Officers and Controlling Shareholders of the Reporting Person

Name and Place of Residence	Relationship to Reporting Person	Principal Occupation	Citizenship

Dr. Zion Hadad, Isreal	Chairman, Chief Executive Officer and controlling shareholder	Chief Executive Officer of Runcom	Israeli

Brooria Hadad, Israel	Controlling shareholder	Human Resources Manager of Runcom	Israeli

Moshe Levinson, Israel	Director, Executive Officer	Executive Vice President and Vice President of Finance of Runcom	Israeli

Israel Koffman, Israel	Executive Officer	VP Marketing of Runcom	Israeli

Avi Shaco, Israel	Director, Executive Officer	VP Engineering of Runcom	Israeli

Eyal Shani, Israel	Executive Officer	VP Special Ventures & Legal of Runcom	Israeli

Matty Karp, Israel	Director	Outside Director at Runcom	Israeli

Colin Watts, Ireland	Director	Outside Director at Runcom	Irish